FIFTH SEASON INTERNATIONAL, INC.
Room 22B, Block C, Shimao Plaza
No. 9 Fuhong Road, Shenzhen, Futian District
518033, People’s Republic of China
Tel.: (86) 755 83 67 9378

June 17, 2011

By EDGAR Transmission

John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Re:	Fifth Season International, Inc.
Form 8-K
Filed April 6, 2011
File No. 000-53141

Dear Mr. Reynolds:

We hereby submit the responses of Fifth Season International, Inc. (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated May 20, 2011, providing the Staff’s comments with respect to the above referenced current report on Form 8-K (the “Form 8-K”), along with Amendment No. 1 to the Form 8-K (the “Amendment”).

We understand and agree that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 8-K, filed April 6, 2011

General

1.

Please revise to provide material disclosure consistent with Guide 5 and Items 13 and 14 of Form S-11. For example, please provide disclosure of conflicts of interest and prior performance consistent with Guide 5.

Response: We plan to invest in office buildings, shopping centers, and hotel properties in Shanghai and in Shandong, Jiangsu, and Zhejiang provinces located in eastern China. We do not have a policy governing the amount or percentage of assets which will be invested in any specific property, or to acquire assets primarily for possible capital gain or income.

Division of Corporation Finance
June 17, 2011

The following chart shows the location and general character of all materially important real properties now held or intended to be acquired by or leased to us or our subsidiaries, including the information as to the present or proposed use of such properties and their suitability and adequacy for such use.

See our expanded disclosure under the “Properties” heading in the Amendment for the principal terms of our leases, and our disclosure under “Our Competition” in the Amendment to see a description of the general competitive conditions to which our properties are subject.

We currently do not have any plans for the improvement or development of any unimproved or undeveloped property. The Fifth Season Department Store in Tengzhou, the Fifth Season Lomo Department Store in Zibo, the Fifth Season Department Store in Liyang, the Fifth Season Department Store in Wuxi, and the Fifth Season Lomo Department Store in Shanghai are leased to department stores. The Lijingmingzuo Hotel and Karaoke Lounge in Jiashan is leased to a hotel and entertainment club. None of our properties are covered by insurance.

Division of Corporation Finance
June 17, 2011

2.

It appears that the fiscal year end of Fifth Season International, Inc. (formerly Dynasty Energy Resources, Inc.) is June 30 and the fiscal year end of The Fifth Season (Hong Kong) International Group Limited is December 31. Considering the reverse acquisition that was completed on March 31, 2011, please clarify the fiscal year end of the reporting Shaoping Lu company on a going forward basis and provide disclosure required by Item 5.03 of Form 8- K, as necessary.

Response: We have clarified in Item 5.03 of the Amendment that we have changed our fiscal year end to December 31st, the year end of The Fifth Season (Hong Kong) International Group Limited (“Fifth Season HK”).

3.

Please provide pro forma financial statements as required under Rule 8-05 of Regulation S- X, giving effect to the reverse merger between Fifth Season International, Inc. (formally Dynasty Resources, Inc.) and Fifth Season International Group Limited (Hong Kong). If you believe pro forma financial information is not required to be presented, please provide us with the basis for your position.

Response: We have included pro forma financial statements as required under Rule 8-05 of Regulation S-X.

4.	Please amend your Form 8-K to include updated audited financial statements. Please refer to Exchange Act Rules 13a-1 and 13a-13.

Response: The share exchange transaction was closed on March 31, 2011, and the audited financial statements included in the Form 8-K were for the periods ended December 31, 2010 and 2009. On May 23, 2011 we filed a quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2011, therefore, there is no gap in reporting periods.

Business Overview, page 4

5.

Please revise “Our Corporate History and Background” on page 4 to clarify which individuals founded or acquired your operating entities, and if acquired, from whom. Please distinguish between the commodities operations, which you state on page four account for approximately 97% of your revenues, and your other operations. In this regard, it appears that some operations were acquired in June 2009 as referenced in the last paragraphs on page F-18.

Response: We have revised our disclosure under “Our Corporate History and Background” on page 4 to clarify that Fifth Season HK was incorporated in Hong Kong on February 1, 2007 to serve as an investment holding company, holding the following subsidiaries which mainly engage in investment holding, commercial properties operations and goods trading operation.

Investment Holding

  Business Real Estates was established and ultimately owned by Lianmo Wu in Hong Kong on November 19, 2008, to serve as an investment holding company. On February 5, 2010, as part of reorganization, Fifth Season HK acquired Business Real Estates from Lianmo Wu at a cash consideration equal to its registered paid-in capital of HK$1 million (approximately $128,700).

Trading of Goods

  TFS Technology was established by Fifth Season HK in the PRC on November 6, 2009, for the development and operation of online stores.
  TFS Trade was established by Fifth Season HK in the PRC on September 15, 2009, for the marketing and wholesale of goods.

Division of Corporation Finance
June 17, 2011

Commercial Properties

The following subsidiaries are mainly engaged in investment, assignment, management and leasing of commercial properties. Jiashan TFS is also engaged in hotel management.

  Kairui Real Estate was established by Business Real Estate in the PRC on August 2, 2010.

  TFS GM was established by Lianmo Wu on August 12, 2008. On December 8, 2010, Lianmo Wu and Zhumin Zhang (who held equity interests on behalf of Lianmo Wu), transferred all their equity interests to TFS Trade at a cash consideration equal to register paid-in capital of RMB 30 million (approximately $4.6 million).

  Jiashan TFS was established on September 3, 2009 by TFS GM and Lianmo Wu, who ultimately owned 51% and 49% of TFS, respectively. On October 8, 2010, as part of reorganization, Lianmo Wu transferred all his equity interest in Jiashan TFS to TFS GM for a cash consideration of RMB 20 million (approximately $3 million).

  Shanghai Lomo was acquired by TFS GM from Shanghai Shuangou Property Co., Ltd. on July 30, 2009, for a cash consideration of RMB 1 million (approximately $146,500).

  On July 14, 2009, 90% and 10% of Shanghai Jiadu’s equity interest was acquired by TFS GM, Zhongwei Feng( who held equity interest on behalf of Lianmo Wu) respectively, from Shanghai Liyin Enterprise Development Co., Ltd. and Xiaodi Xing, at a consideration of RMB 450,000 and RMB 50,000 respectively. an aggregate of RMB 500,000 (approximately $73,250). On December 20, 2010, as part of reorganization, Lianmo Wu transferred his 10% of equity interest in Shanghai Jiadu to TFS GM at a consideration of RMB 50,000 (approximately $7,325).

  Shandong TFS and its subsidiary Zibo Lomo, were acquired from their three original shareholders on December 17, 2010, for a cash consideration of RMB 10.2 million (approximately $1,530,000).

  Wuxi TFS was established by TFS GM as its wholly owned subsidiaries on November 9, 2009

  Liyang TFS was established by TFS GM as its wholly owned subsidiaries on November 27, 2009,

  Tengzhou TFS was established by TFS GM as its wholly owned subsidiaries on August 5, 2010,

  Zibo Jiadu was established by TFS GM as its wholly owned subsidiaries on November 3, 2010.
6.

Please revise and expand the discussion on page 12 to clarify the regulations relating to foreign ownership of your specific types of operations. Currently your disclosure indicates that some PRC regulations exist, but it is unclear which regulations apply to you or whether your operations fit within the “encouraged,” “permitted” or other categories. Please advise if you received an opinion of counsel regarding your disclosures of the Foreign Currency Administration Rules, SAFE, the EIT Law referenced on page 22, and so forth.

Response: We have updated our disclosure under the “Regulation – Provisions on Guiding the Orientation of Foreign Investment” heading in the Amendment to reflect that the investment and establishment of Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises are subject to the Provisions on Guiding the Orientation of Foreign Investment promulgated by the State Council on February 11, 2002, and became effective as of April 1, 2002, and was amended in 2007. These provisions are the basis for the application of relevant policies in directing, examining and approving projects and enterprises with foreign investment. Foreign investment in PRC industries are either encouraged, permitted, restricted or prohibited. The encouraged, restricted and prohibited industry categories are listed in the Foreign Investment Industrial Guidance Catalogue, and any unlisted industry category is considered to be permitted. Our online-sale business falls into the prohibited category. We are in the process of the transferring this online business to a newly established domestic company controlled by us with a contractual relationship with the Company. Once this process is complete, we expect that our online business will be in compliance with PRC laws.

Division of Corporation Finance
June 17, 2011

7.

We note you are engaged in the “investment, management, assignment, and leasing of commercial properties, and in the operation of department stores in China.” Please revise to describe your business in greater detail as it applies to each of the aforementioned activities. In this regard, please clearly explain how you incur expenses and generate revenues. For example, it is unclear if all of your commercial leases are with a large number of department stores and other end-users or if you lease to real estate intermediaries. Your revised disclosure should also discuss the process you undertake, and the associated costs, in order to “physically revamp” the properties prior to leasing, as disclosed on page eight. Additionally, it is unclear what approximate percentage of your properties are owned or leased by you, and you do not explain what “land use rights” or “property ownership certificates” are. With respect to the commodity business, it is unclear if the majority of your operations relate to one or a few specific commodities, and the nature of the purchases and sales is unclear. Please disclose the material terms of the related agreements and summarize and identify the market for the purchase and sale of the commodities, such as any commodities exchange that you use.

Response: We have expanded our disclosures under the “Our Services” heading to include the following additional information regarding our investment, management, assignment, and leasing activities.

Investing Activities – We have two ways of investing in the commercial property market. One way is that we acquire undervalued companies with commercial property leasing businesses in Tier 2 and 3 cities in China. When we have sufficient funding we sometimes also acquire newly built first-hand or second-hand commercial properties in Tier 2 and Tier 3 cities in China. The undervalued businesses or second hand commercial properties often have poor management or old interiors, and so we anticipate property appreciation under our management of such properties. Newly built commercial properties in China generally do not include improvements such as renovation and furniture. As a result we usually improve the interior on first-hand or second-hand properties that we acquire. When such properties are fully renovated, we will lease them to clients such as clothing retailers and supermarket chains. In a general investment procedure, we mainly generate lease revenue and incur acquisition and renovation costs. Approximately 57% of our properties are owned by us.

Property Management – We may hire staff to provide maintenance, security, and other services on property owned by our clients, in exchange for monthly management fees. Through property management, we may generate management fees from the clients and incur labor costs. We recorded nil management fees for the years ended December 31, 2010, 2009 and 2008, as we have not yet rendered this service.

Property Assignment – We may assign ownership rights of commercial properties to others and receive revenue from the sale of such properties. We usually engage in property assignment if an invested property underperforms or becomes overvalued. Through property assignment, we may generate sales revenue and incur acquisition cost. We may also sell such properties to high bidders to receive capital gains or to reduce losses.

Commercial Leasing – We lease commercial properties, such as department stores, and karaoke lounges, to third party customers in China. We obtain rights to our leased properties by purchasing or renting them from the original holders of such rights, and then we physically revamp the interior of such properties prior to leasing them. We earn revenues through the receipt of monthly lease payments or management fees from our tenants, most of which are department store tenants. For the year ended December 31, 2010, approximately 3.1% of our total revenues were generated from lease. We also occasionally provide consulting service to third party property owners who wish to sell or lease commercial properties in exchange for consulting fees. We provide advice to third party property owners and assist in selling or leasing their commercial properties. Approximately 0.3% and 2.07% of our total revenue was derived from consulting services in 2010 and 2009 respectively.

Division of Corporation Finance
June 17, 2011

We had included the following discussion of land use rights under the “Regulation” heading in the Form 8-K:

All urban land in China is owned by the State. Pursuant to Interim Regulations of the People’s Republic of China Concerning the Assignment and Transfer of the Right to the Use of the State-owned Land in the Urban Areas, which became effective on May 19, 1990, individuals and companies are permitted to acquire rights to possess, use, and benefit from land underlying urban land for specific purposes, including residential, industrial and commercial purposes, as evidenced by a property ownership certificate in the name of the holder. Land use rights are granted for a period of 70 years for residential purposes, 50 years for industrial purposes and 40 years for commercial purposes. These periods may be renewed at the expiration of the initial and any subsequent terms. Upon approval by both the land administrative authorities and city planning authorities, industrial parcel uses may be converted to other uses, and the duration and other clauses in the land use right granting agreement will be revised to match the new use. Granted land use rights are transferable and may be used as security for borrowings and other obligations. We have received the necessary land use right certificates for the properties described under “Properties.”

8.

We note your disclosure on page 7 that you expect China’s commercial real estate market to grow and that the growth will expand to China’s Tier 2 and Tier 3 cities. We also note your disclosure on the same page regarding Chinese companies having “cheap labor costs and almost endless resources at their disposal.” Please revise to provide the bases for your statements.

Response: We have expanded our disclosure under the “Our Industry and Principal Markets” heading to reflect that our information is obtained from data published by the National Bureau of Statistics of China showing that investment in both commercial and residential real estate development has experienced strong growth in recent years.

9.

We note that you own the “trademarks” for “The Fifth Season General Merchandise” and that the “trademark” is used as a marketing tool. Please revise this section to clarify how many trademarks you own for “The Fifth Season General Merchandise,” what the other intellectual property you reference is and disclose the duration of each. See Item 101(h)(4)(vii) of Regulation S-K.

Response: We have expanded our disclosure under “Intellectual Property” in the Amendment to reflect that we own one trademark for “第五季百货” which means “The Fifth Season General Merchandise.” The duration of the trademark is from December 14, 2010 to December 13, 2020. The trademark is used as a marketing tool to brand some of our commercial properties including department stores, as “第五季百货,” is a unique and easily remembered symbol for public consumers. We rely on the PRC intellectual property, contractual restrictions and laws against unfair competition to protect our brand name and trademarks. We believe our trademark and other intellectual property are important to our success.

10.	Please revise to clarify whether the company’s 334 full time employees are also the company’s only employees. See Item 101(h)(4)(xii) of Regulation S-K.

Response: We have revised our disclosure under the “Our Employees” heading to disclose that our 334 full-time employees are our only employees. We do not currently have any part-time employees.

Division of Corporation Finance
June 17, 2011

11.	Please revise to include the company website, if applicable, and the website from which online sales are made.

Response: The Amendment reflects that our company website is available at “http://www.d5ji.com,” and our online store website is available at “http://www.d5jmall.com.”

12.

Revise to disclose the material terms of the sales contracts with Hangzhou Hengding Plastic and Wood Tools, Co., Ltd., Zhejiang Jinghua Industry Co., Ltd. and Shanghai Senhong Metal Co., Ltd. Please confirm that all material contracts have been filed pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we note that sales to the aforementioned customers account for 82 % of revenue from the commodities segment of your business during 2010.

Response: We have corrected our disclosure under the “Overview” heading of the Amendment to reflect that, for the year ended December 31, 2010, our top customers were Zhejiang Jinghua Industry Co., Ltd., Kunlun International Trade Co., Ltd., Shanghai Senhong Metal Co., Ltd., and Shanghai Tongli Metal Co., Ltd., who accounted for approximately 17%, 18%, 22% and 17%, respectively, or a combined 74% of our revenues from trading.

 We have filed an English translation of our contracts with each of Shanghai Senhong Metal Co., Ltd., Hangzhou Hengding Plastic and Wood Tools, Co., Ltd., and Zhejiang Jinghua Industry Co., Ltd., as Exhibits 10.4 10.27 and 10.28, respectively, in response to the Staff’s comment. We will file an English translation of our contracts with Kunlun International Trade Co., Ltd. and Shanghai Tongli Metal Co., Ltd. by amendment.

13.

We note from page nine that you find new customers through third party referrals and public relations campaigns for the wholesale commodities segment of your business. Revise to discuss this process in greater detail to the extent material. Include in your discussion who the third parties are generally and describe the public relations campaigns.

Response: We have updated our disclosure in the Amendment to reflect that we find new customers through third-party referrals and public relations campaigns. Such third parties include friends and affiliates of our employees and management.

We also conduct seminars such as real estate investment seminars and business cooperation seminars to which we invite local entrepreneurs to attend, and we hand out brochures and compact discs with promotional content and exchange contact information with our attendees. A few such seminars are broadcasted on the local television news. We also host a year-end gala before the end of each Chinese Lunar New Year, which many of our clients and local entrepreneurs attend. We believe that such seminars and year-end parties serve as promotional events for us to enhance our corporate image and consolidate ties with our staff and with existing and prospective clients.

Risk Factors, page 14

14.	We note the reference on page 15 to an increase of the PBC’s benchmark lending rate to 5.94%. Please revise here or where appropriate to quantify your approximate lending rate.

Response: We have revised the risk factor to reflect that as of December 31, 2010, our outstanding short-term borrowings have a weighted average interest rate of 25.53%.

15.

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

(a)	How do you maintain your books and records and prepare your financial statements?

(i)

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Division of Corporation Finance
June 17, 2011

(ii)

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: Our books and records are maintained in accordance with PRC generally accepted accounting principles (“PRC GAAP”). We are aware that we currently lack competent accounting staff who are familiar with U.S. GAAP and who do not meet the requirements of the PCAOB regarding the preparation of draft financial statements. In an effort to assist in compliance with these requirements, we engaged China Biwin Consulting Co., Ltd. (“Biwin”), a financial consulting firm, to help with the conversion of our 2008-2010 financial statements and financial reporting disclosures under U.S. GAAP and in conformity to certain rules and regulations. We also commit to taking measures to enrich our knowledge over U.S. GAAP and relevant SEC rules. We are in the process of building a U.S. reporting team in our financial department through the recruitment of additional accounting personnel with experience in U.S. GAAP. In the interim, we will continue to engage Biwin to assist us in the review and preparation of our financial reports under U.S. GAAP, and in the supervision of our financial reporting processes.

The current controls and procedures over the conversion of our financial statements from PRC to U.S. GAAP and the related disclosure thereof are as follows:

The Financial Conversion Team from Biwin (the “FCT”) meets with management to discuss and understand the Group’s organization structure, business operations and procedures.

The FCT obtains the financial statements of each subsidiaries of the Company in the PRC, and determines whether there is any accounting policy difference, to ensure the Company’s accounting policies are in conformity with U.S. GAAP requirement.

The FCT reviews relevant accounting records and supporting documents (including purchase orders, sales contracts, lease agreements, equity transfer agreements and loan agreements) to determine whether any U.S. GAAP adjustment is necessary and perform management testing in accordance with U.S. GAAP.

The FCT posts all U.S. GAAP adjustments into relevant balance sheets and income statements, based on their review and test results, to ensure that the financial statements are prepared in conformity with U.S. GAAP.

The FCT translates the financial statements in each subsidiary’s functional currencies to reporting currency (U.S. dollar).

The FCT prepares consolidated financial statements and footnotes in accordance with U.S. GAAP and SEC requirements.

The FCT leader, who is also a Biwin partner, reviews all financial statement and disclosures, and discusses the results with the Company’s chief financial officer, chief executive officer and president. All financial statement spreadsheets and disclosures are then reviewed and approved by the Company’s chief financial officer, chief executive officer, and president before being presented to the Company’s board of directors for approval.

(b)     What is the background of the people involved in your financial reporting?

Division of Corporation Finance
June 17, 2011

(i)

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

(A)	What role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

The FCT is made up of three key members from Biwin, the team leader (who is also a Biwin partner), a manager and a senior consultant. The FCT leader is responsible for supervising the preparation of the Company’s financial statements by viewing the financial statements with disclosure footnotes and working papers of U.S. GAAP conversion adjustments prepared by the team members and the Company, and communicating with top management for the financial statements disclosure and relevant adjustments proposed. The other two FCT team members are a manager and senior consultant of Biwin and are responsible for collecting supporting documents relevant to preparation of financial statements and internal control over financial reporting from the Group after discussion with financial staff, reviewing documents obtained, proposing GAAP conversion adjustments, and assisting in the drafting financial statements with disclosure footnotes.

Since we just completed the reverse acquisition of Fifth Season HK on March 31, 2011, we have not evaluated Fifth Season HK and its consolidated subsidiaries’ internal control systems in order to allow our management to report on our internal controls on a consolidated basis as required by these requirements of SOX 404. Under current regulation, we will be required to complete such evaluation and include the report of management in our annual report for the fiscal year ending December 31, 2011, as disclosed under the Risk Factors heading in the Amendment.

(B)	What relevant education and ongoing training he or she has had relating to U.S. GAAP;

Partners of Biwin attend training and seminars held by audit firms. For example, they attended the U.S. SEC Workshop held by KPMG in November 2010. They also receive periodic U.S. GAAP technical updates from audit firms including KPMG, and they self-study the latest updates on U.S. GAAP and SEC rules regarding financial reporting through publicly available materials.

Biwin also provides training on U.S. GAAP and SEC rules and regulations to its employees quarterly and when new updates are released, to ensure that the consultants’ knowledge of U.S. GAAP and SEC rules and regulations remains current. In Addition, Biwin encourages its employees to attend training courses for AICPA exams, when available. Before joining Biwin, most of its employees were employed by Big Four accounting companies where they received biennial training on U.S. GAAP interpretations and other issued accounting regulations, and attended PCAOB courses.

(C)	The nature of his or her contractual or other relationship to you;

Other than our contractual arrangement with Biwin for financial consulting and advisory services, we have no written or verbal arrangements with any of the individual FCT members or any other Biwin employee.

(D)	Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

The FCT leader is also a member of the Chinese Institute of Certified Public Accountants

Division of Corporation Finance
June 17, 2011

(E)

About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

FCT Member	Relevant Professional Experience
Leader	•

He is a Biwin partner with nearly 10 years’ experience in financial reporting, including 6 years of experience as an auditor in KPMG Guangzhou Office and Shenzhen Office where his last position was audit manager, 2 years as a senior audit manager in a U.S. accounting firm;

	•	accumulated professional experience in preparing U.S. GAAP financial statements and related disclosures, and became very familiar with U.S. GAAP as well as SEC regulations.
	•	Currently serves as the chief financial officer of an AMEX listed company,
•

As a leader of the FCT, for the other RTO engagements involved before, his job responsibilities includes: assisting client in setting up and maintaining effective disclosure control and procedures and internal control over financial reporting; and reviewing conversion of PRC GAAP financial statements into U.S. GAAP financial statements by the FCT; and communicating with the financial team, management, audit committee, auditors and the board of directors of the client.

	•	His client portfolio at KPMG and Biwin included:
• a leading telecom operator listed on the NYSE and HKSE;
• a Chinese petrochemical company listed on the NYSE, HKSE and the SSE; and
• a PRC airline company listed on the on the NYSE, HKSE and the SSE.
Manager	•	She has 5 years’ experience in the KPMG Guangzhou Office, where her last position was senior auditor.
	•	Gained experience in auditing financial statements in accordance with U.S. GAAP.
•

U.S. GAAP-related responsibilities at KPMG included: developing audit approaches, designing appropriate procedures and audit programs; managing the completion of audit fieldwork and being responsible for completion of the engagement; raising audit adjustments; drafting audit reports and other related documents; coaching and supervising junior staff; communicating the audit findings and issues identified internally and externally

	•	Her client portfolio at KPMG and Biwin included:
• a Chinese petrochemical company listed on the NYSE, HKSE and the SSE; and
• a leading telecom operator listed on the NYSE and HKSE.
Senior Consultant	•	She has 4 years’ experience in the KPMG Beijing Office, where her last position was senior auditor.
	•	Gained experience in auditing financial statements in accordance with U.S. GAAP.
•

U.S. GAAP-related responsibilities at KPMG included: developing audit approaches, designing appropriate procedures and audit programs; managing the completion of audit fieldwork and being responsible for completion of the engagement; raising audit adjustments; drafting audit reports and other related documents; coaching and supervising junior staff; communicating the audit findings and issues identified internally and externally.

	•	Her client portfolio at KPMG and Biwin included:
• a leading telecom operator listed on the NYSE and HKSE
• multinational companies with a U.S.-based parent company

Division of Corporation Finance
June 17, 2011

(c) If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

(i) The name and address of the accounting firm or organization;

As discussed above, we have engaged China Biwin Consulting Co., Ltd. as our accounting consulting firm. Its offices are located at Unit 1005, 10/F, Prosperous Building, 48-52 Des Voeux Road, Central Hong Kong, and at Rm.1007, Haoyun Plaza, 376 Xingangzhong Road, Guangzhou, China.

(ii) The qualifications of their employees who perform the services for your company;

Please refer to Response No. 15(b)(i)(E)) above.

(iii) How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

Please refer to Response No. 15(b)(i)(B) and (E) above. We believe that all the members of the FCT are familiar with U.S. GAAP and relevant SEC rules and regulations, have the requisite accounting skills and experience to fulfill our public reporting obligations according to U.S. GAAP and the SEC’s rules and regulations.

(iv) How many hours they spent last year performing these services for you; and

Biwin’s FCT spent approximately 6 months (from the fourth quarter of 2010 to the first quarter of 2011) converting the Company’s 2008-2010 financial statements under U.S. GAAP and preparing the related disclosures.

(v) The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We have paid Biwin RMB 480,000 (approximately $73,000) as consideration for its consulting services for the most recent fiscal year end.

(d) If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

(i)	Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

(ii)	How many hours they spent last year performing these services for you; and

(iii)

The total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Division of Corporation Finance
June 17, 2011

Response: We did not retain any individuals of this type to assist in the preparation of its financial statements.

(e)	Do you have an audit committee financial expert?

If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee’s U.S. GAAP knowledge. If you do not have a separately related audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Response: We have revised our disclosure in the Amendment to reflect that the board of directors has determined that Mr. John Eliasov possesses the accounting or related financial management experience that qualifies him as financially sophisticated within the meaning of Rule 4350(d)(2)(A) of the Nasdaq Marketplace Rules and that he is an “audit committee financial expert” as defined by the rules and regulations of the SEC. Mr. Eliasov has an accounting degree and has knowledge of U.S. GAAP.

“Some of our PRC Subsidiaries fail to make capital contributions . . .” page 18

16.

We note that several of your subsidiaries are not in compliance with PRC laws and regulations. Please revise here or where appropriate to clarify the potential consequences in the event licenses are revoked. In addition, address how the company plans to bring its various subsidiaries into compliance with PRC laws and regulations.

Response: We have updated our disclosure in the Amendment to reflect that if the licenses for our noncompliant PRC subsidiaries, TFS Technology and Kairui Real Estate, are revoked, pursuant to PRC Laws, these companies will fail to exist. TFS Technology has obtained an extension of time from the local government to make its registered capital contribution and we are in the process of winding up the operations of Kairui Real Estate. In the interim, we will include the following risk factor in our filings, including the Amendment:

One of our PRC Subsidiaries fail to make capital contribution per the requirements of PRC laws and regulations, this PRC Subsidiary may face the possibility of revocation of their business licenses.

The amount of registered capital of one of our PRC Subsidiaries, Kairui Real Estate is $10 million, 15% of which was required to be paid in by November 2, 2010, but has not yet been paid. The failure to pay the first phase of its registered capital within the time limit set by PRC law, may result in an invalidation of the approval of its license of foreign-owned enterprise and in a revocation of its business license by the local administration for industry and commerce. We do not intend to pay the registered capital of Kairui Real Estate and have elected to wind up its operations instead.

17.

We note the second paragraph of this risk factor. Please revise here or where appropriate to identify the “certain properties” and clarify the meaning of “acquire” in light of the statement that the properties are state-owned

Response: Note that the “certain properties” referenced refer to the third and fourth floors of Shandong TFS’s property located in No. 9, Chengdong Banshichu Avenue, Boshan District, Zibo, Shandong. Shandong TFS holds a Property Certificate for such property issued by the Zibo Property Administration, which means it has the ownership of such properties.

Division of Corporation Finance
June 17, 2011

“We do not have an Internet Content Provider . . .” page 18

18.

We note the company’s subsidiary charged with running the online business is not authorized to do so and thus, the company may be subjected to fines or may be ordered to stop its business operation. Please revise where appropriate to quantify The Fifth Season (Zhejiang) Technology Co., Ltd.’s revenues, address the effect being fined or ordered to stop business operations would have on the company, from what source of funds the company would pay a fine, if assessed, and address how long the company anticipates the ICP license filing/approval process will take. Please provide similar relevant disclosure regarding the company’s social security contribution arrears, as disclosed on page 19.

Response: According to the PRC Administration of Internet Information Services Procedures, local government authorities can issue a warning to an online business company running without an ICP license and may impose a fine of between three and five times the violator’s illegal earnings, or a fine of between RMB 100,000 (approximately $14,793) and RMB 1 million (approximately $147,929) if the illegal earning is less than RMB 50,000 (about $7,396). Since the 2010 revenue of Fifth Season (Zhejiang) Technology Co., Ltd. (“TFS Technology”) was RMB 315,569 (approximately $46,685), we do not anticipate that a fine would have a material adverse effect on that company. We are taking steps to transfer this online business to a newly established domestic company controlled by us, however we can provide no assurance that this business will be able to obtain an ICP license. If we are unable to obtain an ICP license we will terminate TFS Technology’s online business in order to avoid a fine. However, if a fine is assessed in the interim, we will view it as a cost of operations and will use operating income to cover the fine. We have updated the risk factor in the Amendment as follows:

We do not have an Internet Content Provider license (“ICP”), which is required for selling goods online. We may face a fine or be forced cease business operations if we do not obtain an ICP.

One of our PRC Subsidiaries, TFS Technology, currently operates an online selling business without an ICP license. According to PRC Law, online sales are categorized as value-added telecommunication services, and online sales businesses are deemed to be internet content providers who provide commercial services. As such they are required to obtain an operating license from the PRC Ministry of Industry and Information Technology or its relevant provincial counterparts. If we do not obtain an ICP license for TFS Technology, we may face (i) a fine equivalent to three to five times of the revenue generated from our online selling business or (ii) a fine of between RMB 100,000 (approximately $14,793) and RMB 1 million (approximately $147,929) if earnings from such sales is less than RMB 50,000 (about $7,396); and we could be ordered to cease business operations. Since TFS Technology’s 2010 revenues were RMB 315,569 (approximately $46,470), we do not anticipate that a fine would have a material adverse effect on that company.

Management’s Discussion and Analysis, page 25

19.

Please revise the analysis of your operating results for each period to describe and quantify underlying material activities that generated income statement variances between periods. For example, provide additional detail explaining the change in revenues related to the increase in the number of commodities sold compared to changes in commodity pricing. Your revised disclosure should also provide additional detail explaining the relationship between your financial statement line items such as the variances in costs of goods sold and gross profit as a percentage of revenues. Please ensure to separately quantify the effect of each causal factor you cite as an underlying reason for material changes in your financial statement amounts.

Response: We have expanded the disclosure of our operating results for each period in the Amendment to better describe and quantify underlying material activities that generated income statement variances between periods, as requested by the Staff.

Division of Corporation Finance
June 17, 2011

20.

Please revise your disclosures to include a more detailed analysis of the components of your statements of cash flows (i.e., operating, investing, and financing activities) that explains the significant year-to-year variations in the line items and the resulting impact on your capital position in each period for which financial statements are provided. Please refer to the SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm) as it relates to liquidity and capital resources.

Response: We have expanded the disclosure in the Amendment to include a more detailed analysis of the components of our statements of cash flows as requested by the Staff.

21.	We note the reference to a 713% growth rate on page 25. Please revise to address the context and nature of these revenues in light of the restructurings and acquisitions.

Response: As disclosed in Note 1 to our consolidated financial statements, the restructuring was conducted under common control with the effect to be applied retroactively to all the periods presented in the consolidated financial statements as if the current structure existed since inception, no substantial impact on the revenue in this regard. We have revised our disclosure to reflect that the acquisitions of Shanghai Jiadu, Shanghai Lomo, Shandong TFS and Zibo Lomo contributed approximately commercial property leasing revenue of $1.3 million and $0.3 million for the year ended December 31, 2010 and 2009 respectively. The 713% growth rate recorded in 2010 compare to 2009, was due to the increase in both revenue from our real estate operations segment and trading segment, which were revised to further explain in detail in response to Staff’s comment 19.

22.	Please provide the basis for the statements made under the Growth in the Chinese Economy section on page 26.

Response: We have updated our disclosure under this heading in the Amendment to reflect that we obtained support for our statements from the National Bureau of Statistics of China.

23.

We note the statement on page 29 that you have financed your operations primarily through cash flows from operations, “augmented by short-term bank borrowings and equity contributions.” Please revise Liquidity and Capital Resources to identify your internal and external sources of liquidity in quantified terms. In this regard, we note the negative $7 million cash provided by operations. Also, please clarify any material commitments for capital expenditures as of the end of the latest fiscal period.

Response: We have revised our disclosure under the “Liquidity and Capital Resources” heading to identify our internal and external sources of liquidity in quantified terms as requested by the Staff.

24.	Where you discuss how you fund your operations, please revise to address the material terms and conditions of material loan and financing arrangements.

Response: We have expanded our disclosure under the “Liquidity and Capital Resources–Loan Commitments” heading in the Amendment to reflect the following material terms and conditions of our material loans and financing arrangements:

Our real estate financing comes from our operating income and from loans. Subsequent to December 31, 2010, we renewed the existing short-term borrowing amounting to $12 million. On January 28, 2011, we obtained a one-year entrusted loan amounting to approximately $45.5 million from Shendong Shenli Steel Pipe Co., Ltd and on March 1, 2011, we obtained a long-term loan amounting to approximately $4.3 million from Shaoping Lu. As of April 6, 2011, material terms and conditions of loan arrangements are as follows:

(all amounts in U.S. Dollars)
Lender	Amount	Interest Rate	Maturity Date	Duration
Lishuang Lu	3,640,800	19.44%	April 17, 2011	2 months
Mingyou Chen	5,006,100	22.8%	May 20, 2011	3 months
Shanghai Fuxing Pawnshop Co, Ltd	2,578,900	36%	April 26, 2011	2 months
Shanghai Shencai Pawnshop Co, Ltd	841,935	36%	April 20, 2011	2 months
Shendong Shenli Steel Pipe Co., Ltd (entrusted through CITIC Bank)	45,510,000	15%	January 27, 2012	1 year
Shaoping Lu	4,250,000	12%	March 1, 2013	2 years
TOTAL	61,827,735

* Calculated based on the exchange rate of $1 = RMB 6.5920

As of December 31, 2010, the outstanding short-term borrowings in the above table were secured by our commercial properties with an aggregate carrying value of $7,690,447, and a weighted average interest rate of 25.53%. Interest expense was $550,013 for the year ended December 31, 2010.

Division of Corporation Finance
June 17, 2011

25.

Please revise to address restrictions on the transfer and use of funds. See Instruction 6 to Item 303(a). We note, for example, discussion of a reserve fund on page 12 and the statement on page F-23 that there were “no unrestricted retained earnings” from your subsidiaries.

Response: We have revised our disclosure under the “Liquidity and Capital Resources” heading to reflect that, although there are restrictions on the convertibility of the RMB for capital account transactions which principally includes investments and loans, we generally follow the regulations and apply to obtain the approval of SAFE and other relevant PRC governmental authorities. Our ability to pay dividends is primarily dependent on our receiving distributions of funds from our subsidiaries, which is restricted by certain regulatory requirements. Relevant PRC statutory laws and regulations permit payments of dividends by our PRC Operating Subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory reserve fund until the amounts in said fund reaches 50% of their registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. The results of operations reflected in our financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of our PRC subsidiaries. Gain on business combination recorded in accordance with U.S. GAAP is not distributable as a result of GAAP difference and no unrestricted retained earnings from the Group’s PRC subsidiaries. As investment holding companies, our off-shore subsidiaries, including Business Real Estates, do not have material cash obligations to third parties. Therefore, the restriction does not impact the liquidity of the companies.

26.

Please expand and clarify your statement on page 29 that, “[b]ased on [your] anticipated ability, we will obtain continued entrust financing and stockholder’s loan[s] to finance our continued operations.” Please clarify from whom you intend to secure financing and approximately how much funding is required to sustain your operations as disclosed for a twelve month period.

Response: We have expanded our disclosure to reflect that, during the first quarter of 2011, we obtained a short-term entrusted loan from Shandong Shengli Steel Pipe Co., Ltd. through China CITIC Bank, and a long-term loan from Shaoping Lu, our Chief Executive Officer and a stockholder, and we expect to obtain new loans with unpledged assets or revolving lines of credit if we request them. As discussed elsewhere herein, we have fostered good, long-term relationships with banks and expect that we will have their support.

Financing Activities

Loan Commitments, page 30

27.

It appears that your total loan commitments as of December 31, 2010 of $61.8 million disclosed here is inconsistent with the disclosure in Note 17 on page F-31 which states that the $45.5 million loan was obtained in January 2011 and the $4.2 million loan was obtained in March 2011. Please clarify or revise.

Response: We have revised our disclosure under the “Liquidity and Capital Resources–Loan Renewed and Received by April 6, 2011”.

Division of Corporation Finance
June 17, 2011

28.

Considering (i) your cash balance of $228,763 at December 31, 2010, (ii) you have approximately $57.5 million of short-term loans due within the next 12 months, (iii) your payment of $16.4 million by the end of 2011 to Shanghai Shuangou Property Co., Ltd and (iv) you have no credit facilities, please revise to disclose in detail how you plan to fund your operations for the next 12 months and disclose the ramifications to your business if such plans are not realized.

Response: Please see our revised disclosure under the Liquidity and Capital Resources heading in the Amendment.

29.

In connection with the comment above, we note you loan to related parties and this amount has increased from approximately $101,000 at December 31, 2009 to $2.1 million at December 31, 2010. Please revise to clarify how you evaluate the issuance of such loans to related companies in the context of your liquidity position.

Response: Our revised disclosure under the Liquidity and Capital Resources heading in the Amendment provides this clarification. We had loaned funds to related parties for working capital purposes in anticipation of obtaining sufficient loan facilities in the first quarter of 2011. All such loaned amounts have been repaid as of the date of this submission.

30.	Please revise your table on page 30 to identify the parties to the various lending agreements.

Response: Please see our revised disclosure under the Liquidity and Capital Resources heading in the Amendment.

31.

We note the tables on pages 32, 33 and 39. Please revise to provide narrative disclosure that summarizes the nature and significance of the properties to your business. It is unclear, for example, (1) what is meant by “room” and “shop,” (2) if you are currently renting or leasing all of these properties, or (3) whether the tables itemize all of your commercial leasing business or a representative portion.

Response: Please see our revised disclosure under the “Properties” heading in the Amendment. Note that the table represents the properties we held as evidenced by a Property Ownership Certificate.

32.	Consider providing a map or similar graphical disclosure to disclose the location of your businesses and properties.

Response: We have included the map below under the “Properties” heading in the Amendment.

Division of Corporation Finance
June 17, 2011

Directors and Executive Officers, Promoters and Control Persons, page 41

33.	Please provide the business experience for Mr. Lianmo Wu from 2003 to 2007. Also, clarify his term as general manager of Shandong Fuk Foods Co., Ltd. See Item 401(e) of Regulation S-K.

Response: We have updated our disclosure to reflect that from December 2003 to May 2006, Lianmo Wu served as a general manager at Hangzhou The Fifth Season Garment Co., Ltd., and that he served as a chief representative in China for Hualian Foods Co., Ltd. (Taiwan) and as a general manager of Shandong Fuk Foods Co., Ltd., from September 1999 until April 2002.

Division of Corporation Finance
June 17, 2011

34.	We note that several officers hold management positions at entities other than the company. Please quantify the number of hours per week each officer devotes to the company.

Response: We have updated our disclosure to reflect that the officers who hold management positions at entities other than the Company devote approximately 25 hours per week to the Company, excluding traveling time spent.

35.	Please revise page 44 to identify the “main corporate shareholder.”

Response: We have revised our disclosure in the Amendment to reflect that the main corporate shareholder is Power Guide Investment Limited, a non-controlling stockholder.

Executive Compensation, page 43

36.	Please revise to include the footnote two intended disclosure on page 43.

Response: The footnote reference next to Joseph Meuse’s name should have been footnote (1), which correctly references his resignation. We have made this correction in the Amendment.

37.

We note your statement on page 43 that no “other” executive officer received total annual compensation in excess of $100,000, and the statement on page 44 indicating that officers received no compensation, “[o]ther than the salary and necessary social benefits required by the government.” We further note that your summary compensation table illustrates that no officer received compensation at all for fiscal year end 2010. Please revise to reconcile your disclosure.

Response: We have revised our disclosure to correctly state that none of our executive officers received total annual compensation in excess of $100,000.

38.

Please revise to disclose the material terms of the employment agreements for Messrs. Shaoping Lu and Xing and Ms. Zhumin Zhang. For instance, disclose the criterion pertaining to each executive officer’s eligibility to receive a bonus and describe the social benefits defined in the employment agreements. See Item 402(n) of Regulation S-K.

Response: We have previously disclosed that all of our employees, including Mr. Shaoping Lu, our Chief Executive Officer, Ms. Zhumin Zhang, our Chief Financial Officer, and Mr. Xiaolei Xing, Chief Operating Officer, have executed our employment agreement. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. Neither of Mr. Xing’s or Mr. Lu’s employment agreement provides for an annual salary, but Ms. Zhang’s employment agreement provides for an annual salary of RMB 144,000 (approximately $21,951). Each Mr. Lu, Ms. Zhang and Mr. Xing are also eligible to receive such other compensation and to participate in any executive benefit plans of the Company as determined by the board. To date, there is no benefit plan in place for the executives and the board has not approved any bonus. Other than the salary and necessary social benefits required by the government (in which all of our employees in China participate), we currently do not provide other benefits to the officers who receive salaries at this time. Officers who do not receive salaries do not have necessary social benefits paid by the company. Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

39.	In addition, revise to provide comprehensive disclosure regarding the state pension scheme pursuant to which each executive officer receives retirement benefits.

Response: We have expanded our disclosure under the “Regulation – Laws and Regulations in Relation to Labor” heading to explain that according to the current national standard in China, each executive officer receives basic pension and personal account pension benefits on a monthly basis after retiring. In general, men’s retiring age is 60 whereas women’s retiring age is 55. People who have their pension contribution paid for more than 15 years are eligible for the state pension scheme. Total pension received consists of basic pension and personal account pension. The formula for determining an individual’s basic pension is: Basic Pension = the average monthly salary in registered province in the previous year x (1+personal average contribution index) / 2 x years of contribution x 1%. Generally, the basic pension is amounting to approximately 20% of an individual’s average monthly salary in his registered province in the previous year. The formula for determining an individual’s personal account pension is: Personal Account Pension = personal account pension savings / total months (total months are 170 if retiring age is 55 or 139 if retiring age is 60). The pension scheme varies from place to place in China depending on the average local salary and local policies and is a relatively new system compared to its U.S. counterpart. The PRC government has been working consistently to improve the system, and therefore the state pension scheme may be subject to change in the future.

Division of Corporation Finance
June 17, 2011

Certain Relationships and Related Transactions, and Director Independence, page 44

40.

Please revise to provide the basis on which Belmont Partners and other persons are related persons. Also, revise to disclose the material terms of the arrangements and explain their nature by expanding on “purchase,” “sales” and “tenant improvement projects.” See Item 404(d) of Regulation S-K.

Response: Belmont Partners is a financial consulting firm and provider of public shell vehicles for use in reverse merger transactions. Belmont Partners was the major shareholder of Dynasty Resources which later became the Fifth Season before the reverse acquisition was completed in March, 2011. No individual in the company is related to Belmont Partners or its affiliates.

41.	Please provide the disclosure required by Item 404(d)(2) of Regulation S-K or advise.

Response: We did not have any promoters at any time during the past five fiscal years.

42.

We note various related party loans, either to the company or by the company, throughout your filing. We further note loans and a related party guarantee disclosed in Notes 13 and 14 to your financial statements. Revise your filing to provide complete disclosure under Item 404 pertaining to all transactions with related persons.

Response: We have updated our disclosure under the Transactions with Related Persons heading to include the following disclosure of all transactions with related persons:

  Fifth Season HK acquired Business Real Estates, through reorganization, from Mr. Wu on February 5, 2010 at a consideration of HK$1 million (approximately $128,700).

  On December 8, 2010 TFS Trade acquired TFS GM from its shareholders, Mr. Wu and Zhumin Zhang (who held equity interests on behalf of Mr. Wu), for a purchase price of RMB 30 million (approximately $4.6 million).

  TFS GM acquired Jiashan TFS from Mr. Wu, for a cash consideration of RMB 20 million (approximately $3 million), through a reorganization that was completed on October 8, 2010.

  On December 20, 2010 TFS GM acquired a 10% minority equity interest in Shanghai Jiadu for a consideration of RMB 50,000 (approximately $7,325) from Zhongwei Feng who held such interest on behalf of Mr. Wu).

Division of Corporation Finance
June 17, 2011

43.

In this regard, as other non-exclusive examples, it appears that Item 404 disclosure is required for: the December 1, 2010 purchase of TFS GM from your President and CFO referenced on page five, a $4.87 million trade receivable from a related party as of December 31, 2010, as indicated on page F-4, and payment on loans made to companies under common control amounting to $3 million, as referenced on page F-6. Please revise accordingly.

Response: Please see the second bullet of our revised disclosure in our response to Comment 42 above.

44.

We note the statement in the first sentence on page 45. It appears your operations were begun between 2007 and 2009. With a view to disclosure, please advise us of any relationship between officers and directors and the founding of your operations. It is unclear, for example, if any officers or directors acquired ownership from third parties.

Response: We properly disclosed in our original filing that Mr. Lianmo Wu, our Chairman, and Ms. Cheung Chushing, our majority shareholder, are married to each other, and that Ms. Zhumin Zhang, our CFO, is the sister of Ms. Chushing and therefore sister-in-law of Mr. Wu. We have also disclosed that Mr. Shaoping Lu, our CEO, and Ms. Huilian Song, the controlling stockholder of Power Guide Investments Ltd., a non-controlling stockholder, are also married to each other.

Market Price and Dividends on Our Common Equity and Related Stockholder Matters, page 45

45.

We note your Item 201(a)(iii) of Regulation S-K disclosure and that such disclosure is substantively made beginning with first quarter, 2011. We further note that such disclosure was made for the fiscal years ended June 30, 2009 and June 30, 2010 in the company’s Form 10-K, filed with the Commission on September 23, 2010, as amended on October 19, 2010. Please revise to provide complete Item 201(a)(iii) disclosure. In this regard we note that the reverse merger was completed on March 31, 2011.

Response: We have revised our disclosure under the above-referenced heading in the Amendment to include the following:

The prices below prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Closing Bid Prices(1)
	High	Low
Year Ended December 31, 2011
1st Quarter	$4.89	$2.11

Year Ended December 31, 2010
1st Quarter	.004	.004
2nd Quarter	.01	.01
3rd Quarter	N/A	N/A
4th Quarter	5.39	.05

Year Ended December 31, 2009
1st Quarter	.003	.002
2nd Quarter	.003	.002
3rd Quarter	.005	.005
4th Quarter	.005	.005

(1)	The above table sets forth the range of high and low closing bid prices per share of our common stock as reported by www.quotemedia.com for the periods indicated.

Division of Corporation Finance
June 17, 2011

Recent Sales of Unregistered Securities, page 46

46.

We note your disclosure regarding the March 31, 2011 unregistered sale of securities to effect the reverse acquisition. Please revise to locate your disclosure in this section. See Item 701 of Regulation S-K.

Response: Our original disclosure includes reference to the disclosure set forth Item 3.02 of that report, which disclosure was incorporated by reference into this section.

Exhibits

47.

We note the reference in exhibit 2.1 to the Fifth Season Disclosure Letter. Please revise to provide a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. We may have further comment.

Response: Exhibit 2.1 was previously filed with all schedules and annexes listed in the table of contents. The Disclosure Letter referenced in the agreement is the due diligence information provided in connection with the share exchange transaction and is not a schedule or annex to the exhibit.

48.

We note that exhibits 10.3 through 10.7 and 10.9 through 10.23 are missing portions of the agreements. Agreements filed pursuant to Item 601 of Regulation S-K must be filed in their entirety. Also, please file the execution version of exhibits 10.2 through 10.24. See Item 601(b)(10) of Regulation S-K.

Response: All the referenced exhibits are missing the attendant signature pages. We have included each exhibit in its entirety in the Amendment. We have also included the execution versions of exhibits 10.2 and 10.24.

49.

Exhibits 3.2, 10.25 and 10.26 are in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation ST and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response: We have filed these exhibits in proper electronic format in response to the Staff's comments.

50.	Please revise to indicate that your list of subsidiaries is exhibit 21 rather than exhibit 10.27. See Item 601(b)(21) of Regulation S-K.

Response: Exhibit 21 is properly linked to our list of subsidiaries in the Amendment.

51.

We note that Messrs. Shaoping Lu and Xing and Ms. Zhumin Zhang have executed employment agreements with the company. Please file these agreements as exhibits or advise. See Item 601(b)(10) of Regulation S-K.

Response: Mr. Shaoping Lu and Ms. Zhumin Zhang’s employment agreements were originally filed as Exhibits 10.25 and 10.26, respectively, to the Form 8-K. We will file these agreements in proper electronic format, along with Mr. Xing’s employment agreement by amendment.

Division of Corporation Finance
June 17, 2011

Notes to Consolidated Financial Statements

1. Organization and Principal Activities

General, page F-8

52.

We note from your disclosure that The Fifth Season (Hong Kong) International Group Limited was incorporated in February 2007 and over the past three years has established or acquired 14 subsidiaries. Please provide us with a detailed discussion to clarify how your current corporate structure came to existence. Please ensure your discussion provides the incorporation date for each entity, the shareholders of each entity, the timing and nature of each transaction, the consideration exchanged and how you accounted for each transaction.

Response:

Fifth Season HK, with 63.59% beneficially owned by Cheung Chushing and his husband Lianmo Wu, has established or acquired the following 14 subsidiaries over the past three years:

  Business Real Estates was established and ultimately owned by Lianmo Wu in Hong Kong on November 19, 2008, to serve as an investment holding company. On February 5, 2010, as part of reorganization, Fifth Season HK acquired Business Real Estates from Lianmo Wu at a cash consideration equal to register paid-in capital of HK$1 million (approximately $128,700). According to SEC Financial Reporting Manual 13410.1, ASC 250 requires that a change in the reporting entity or the consummation of a transaction accounted for in a manner similar to a pooling of interests, i.e., a reorganization of entities under common control, be retrospectively applied to the financial statements of all prior periods when the financial statements are issued for a period that includes the date the change in reporting entity or the transaction occurred. Therefore, Business Real Estates was fully consolidated by the Company at the carry over basis since its establishment.

  TFS Technology was established by Fifth Season HK as its wholly owned subsidiary in the PRC on November 6, 2009, for the development and operation of online stores. TFS Technology was fully consolidated by the Company since its establishment.

  TFS Trade was established by Fifth Season HK as its wholly owned subsidiary in the PRC on September 15, 2009, for the marketing and sale of wholesale goods. TFS Technology was fully consolidated by the Company since its establishment.

  Kairui Real Estate was established by Business Real Estate in the PRC on August 2, 2010. Kairui Real Estate was fully consolidated by the Company since its establishment.

  TFS GM was established by Lianmo Wu on August 12, 2008. On December 8, 2010, Lianmo Wu and Zhumin Zhang (who held equity interests on behalf of Lianmo Wu), transferred all their equity interests to TFS Trade at a cash consideration equal to register paid-in capital of RMB 30 million (approximately $4,6 million). Similar to Business Real Estates, the equity interest transaction between TFS trade and Lianmo Wu was accounted as transactions between entities as under common control at the carry over basis retroactively applied to all the periods presented in the consolidated financial statements. TFS GM was fully consolidated by the Company at the carry over basis since its establishment.

  Jiashan TFS was established on September 3, 2009 by TFS GM and Lianmo Wu, who ultimately owned 51% and 49% of Jiashan TFS. On October 8, 2010, as part of reorganization, Lianmo Wu transferred all his equity interest in Jiashan TFS to TFS GM for a cash consideration of RMB 20 million (approximately $3 million). Similarly to Business Real Estates and TFS GM, Jiashan TFS was fully consolidated by the Company at the carry over basis since its establishment.

  Shanghai Lomo, incorporated on September 2, 2008, was acquired and controlled by TFS GM from Shanghai Shuangou Property Co., Ltd. on July 30, 2009, for a cash consideration of RMB 1 million (approximately $146,500). The acquisition was accounted for as business combination with purchase accounting method.

  Shanghai Jiadu was incorporated on May, 11, 2007. On July 14, 2009, 90% and 10% of Shanghai Jiadu’s equity interest was acquired by TFS GM, Zhongwei Feng (who held equity interest on behalf of Lianmo Wu) respectively, from Shanghai Liyin Enterprise Development Co., Ltd. and Xiaodi Xing, at a consideration of RMB 450,000 and RMB 50,000 respectively, an aggregate of RMB 500,000 (approximately $73,250). On December 20, 2010, as part of reorganization, Lianmo Wu transferred his 10% of equity interest in Shanghai Jiadu to TFS GM at a consideration of RMB 50,000 (approximately $7,325). The transaction of 10% of equity interest in Shanghai Jiadu between TFS GM and Lianmo Wu was accounted as transactions between entities as under common control at the carry over basis retroactively. 10% of the equity interest held by Lianmo Wu is not deemed as noncontrolling interest from July 14, 2009 to December 20, 2010. Therefore, the acquisition was accounted for as business combination with purchase accounting method, and Shanghai Jiadu was fully consolidated by Fifth the Company since the date TFS GM obtained the control on July 14, 2009.

  Shandong TFS and its subsidiary Zibo Lomo, incorporated on December 8, 2009 and April 26, 2010 respectively, were acquired from their three original shareholders on December 17, 2010, for a cash consideration of RMB 10,2 million (approximately $1,5 million). The acquisition was accounted for as business combination with purchase accounting method.

  Wuxi TFS was established by TFS GM as its wholly owned subsidiaries on November 9, 2009, and was fully consolidated by the Company since its establishment.

  Liyang TFS was established by TFS GM as its wholly owned subsidiaries on November 27, 2009 and was fully consolidated by the Company since its establishment.

  Tengzhou TFS was established by TFS GM as its wholly owned subsidiaries on August 5, 2010 and was fully consolidated by the Company since its establishment.

  Zibo Jiadu was established by TFS GM as its wholly owned subsidiaries on November 3, 2010 and was fully consolidated by the Company since its establishment.

Division of Corporation Finance
June 17, 2011

Restructure, page F-9

53.

We note your disclosure that pursuant to certain equity agreements made in 2010 you reorganized your structure by completing some acquisitions under common control. For each restructuring transaction, please provide us with a detailed discussion of the relationship between these entities and how common control was established.

Response: Mr. Lianmo Wu was the founder of Fifth Season HK and transferred his equity interest in Fifth Season HK to his wife, Ms. Cheung Chushing, in 2009. As a result, Mr. Wu and his wife, Ms. Chushing, beneficially held the controlling interest in Fifth Season HK.

As discussed in the response to Comment 52, above, Business Real Estate, TFS GM, and Jiashan TFS were established and controlled by Mr. Wu, who was the ultimate controlling stockholder of Fifth Season HK before they were acquired by Fifth Season HK or its subsidiaries.

Before and after this reorganization, Mr. Wu continued to serve as chief executive of each of Fifth Season HK, Business Real Estate, TFS Trade, TFS GM and Jiashan TFS and, together with other management of the Company, continued to direct both the day-to-day operation and management of the above mentioned subsidiaries, as well as their strategic direction. Therefore, Fifth Season HK and above mentioned subsidiaries are substantively controlled by Mr. Wu, and Fifth Season HK continued to consolidate the above mentioned subsidiaries during the reorganization.

2. Summary of Significant Accounting Policies

(k) Long-term investment, page F-12

54.

We note from your disclosure on page 5 that in July 2009 you purchased a 90% interest of Shanghai Jiadu and the remaining 10% was acquired by a third party. We note that Shanghai Jiadu was consolidated for the fiscal year ended December 31, 2009, however, it does not appear that the non-controlling interest is separately presented in your financial statements. Please revise or advise. Please refer to the guidance in FASB ASC 810-10-45-15 through 810-10-45-15-21.

Response: Zhongwei Feng was holding the 10% of the share of Jiadu on behalf of the Mr. Lianmo Wu. According to SEC Financial Reporting Manual 13410.1, ASC 250 requires that a change in the reporting entity or the consummation of a transaction accounted for in a manner similar to a pooling of interests, i.e., a reorganization of entities under common control, be retrospectively applied to the financial statements of all prior periods when the financial statements are issued for a period that includes the date the change in reporting entity or the transaction occurred. As disclosed in the Company’s notes to the consolidated financial statement page F-9, the 10% minority equity interest in Shanghai Jiadu was acquired by ultimate controlling stockholders of the Company in 2009, and was transferred to TFS GM, the wholly owned subsidiary of the Company on December 20, 2010. The transaction between the ultimate controlling stockholder and TFS GM was part of the reorganization with the effect of which was applied retroactively to all the periods presented in the consolidated financial statements as if the current structure existed since inception. Therefore, the consolidated financial statements were prepared as if TFS GM acquired 100% of the equity interest in Shanghai Jiadu since July 14, 2009, the date that TFS GM obtained control, and no non-controlling interest is separately presented.

Division of Corporation Finance
June 17, 2011

(p) Revenue recognition, page F-13

55.

Please provide a detailed discussion of your revenue recognition policy for wholesale commodities. Please ensure your discussion addresses whether your contracts are for a set price, are over a period of time and if you take possession of the inventory. Please cite the specific authoritative literature you utilized to support your accounting treatment.

Response: The wholesale of commodities are normal trading business of goods, mainly including copper, LED lamp, and zinc ingot metal. According to ASC 605-10-S99, revenue generally is realized or realizable and earned when all of the following criteria are met:

a)	Persuasive evidence of an arrangement exists;

b)	Delivery has occurred or services have been rendered;

c)	The seller's price to the buyer is fixed or determinable; and

d)	Collectability is reasonably assured.

The delivery of our sales is made based on sales contracts, which specify particular sales prices for the goods on specific time. No possession of the inventory was taken. Revenue was recognized when Delivery occurs upon receipt of the products by the customer’s warehouse or designated destination, or at the time the products are picked up by the customer at our warehouse and when we believe that risk of collectability is low based on our credit assessment.

4. Business Combination, page F-18

56.

We note your disclosure that in July 2009 you purchased 100% of the equity interest of Shanghai Jiadu that was accounted for under the purchase method of accounting. This appears to be inconsistent with the disclosure on page 5 which states that you purchased a 90% in Shanghai Jiadu and the disclosure on page F-9 which states that you purchased the remaining 10% interest in December 2010 that was accounted for as an acquisition under common control. Please clarify and revise.

Response: As discussed in the response to Comment 54, as part of reorganization, the remaining 10% equity interest purchased by TFS GM from the ultimate controlling stockholders and the consolidated financial statements was prepared as if the Company acquired 100% of equity interest of Shanghai Jiadu since inception of the acquisition on July 14, 2009. Our disclosure has been revised on page F-18 of the Amendment in response to Staff’s comment.

Fair Value Determination and Allocation of Consideration Transferred, page F-19

57.

We note that you recorded a $10.7 million bargain purchase gain for the acquisition of Zimbo Lomo. Please provide us with a detailed discussion of how you reassessed the assets and liabilities acquired in accordance with FASB ASC 805-30-25-4.

Response: Our management (the acquirer in the transaction) considered all the available information and reviewed the procedure to measure the identifiable assets acquired and liabilities assumed to be recognized at the acquisition date.

We initially involved a third party specialist based in Shandong Province to conduct the appraisal of the property owned by the acquiree with a preliminary result of fair value amounting to approximately $31 million. After reviewing the assumption and procedures performed by this specialist, the management noted that certain key factors adopted in the assumption was not reliable, and concluded this specialist was not competent. We therefore engaged another independent appraiser with years of experience in PRC property appraisal for PRC companies listed/to be listed in the U.S., to re-assess the fair value of the target property. With the assistance of the second appraiser, management concluded the fair value amounts to approximately $25.7 million.

Division of Corporation Finance
June 17, 2011

We assessed the existing contracts signed with customers by the acquiree at the acquisition date to verify if there were any customer-related intangible assets. By scrutinizing the lease agreements, the management noted they were cancelable contracts with total contracts amounting to RMB 3.4 million (approximately $0.5 million) for lease terms of between one and five years. Although we estimated that these existing contracts might last for one or more years, considering its insignificance compared to total assets of the Company, we did not believe that material future economic benefits would result from these existing customers therefore no customer related assets recognized at the acquisition date.

58.

Please revise your disclosure to provide a detailed description of the reasons why the company was able to purchase Zimbo Lomo from the seller for such a large discount. Please refer to the guidance in FASB ASC 805-30-50-1(f)(2).

Response: We have revised our disclosure to reflect that we believe that we were able to purchase Shandong TFS and Zimbo Lomo from the seller for such a large discount because:

  Our president served a deputy chairman of a commercial union which provided the Company with a network for finding undervalued projects.

  We maintain a management team specialized in commercial property operation with rich experience of department store promotion and with resources to attract retail stores to sign leasing agreements in our commercial properties under our trademark department stores.

  The original holders of the acquired companies lacked the experience to operate commercial properties, when compared to our management and so we enjoyed a stronger bargaining position.

  The original holders of the acquired companies enjoy some financial interests in the land and properties near the commercial property owned by Shandong TFS. They expect that our management’s specialties and resources in commercial property operation and our department store brand name can attract more customers and tenants which they expect will stimulate the local economy and improve property value in the area, to their benefit. We believe that as a result of this expectation, the original holders were not reluctant to offer a lower price of Shandong TFS and Zibo Lomo.

Acquiree’s Results of Operations, page F-20

59.

It appears the results of operations presented here are as if the acquisition occurred at the beginning of the annual reporting period (January 1, 2010). As such, this represents supplemental pro forma information required by FASB ASC 805-10-50-2(h)(2), not actual results. Please revise to label such information appropriately.

Response: According to ASC 805-10-50-2h(1) the acquirer shall disclose, for each business combination that occurs during the reporting period, the amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period. Acquirees’ Results of Operations disclosed on Page F-20 was to make the corresponding disclosure following the ASC 805-10-50-2h(1) described above instead of the supplemental pro forma information. As Shanghai Jiadu and Shanghai Lomo were acquired in 2009, the Group presents their actual result since their acquisition dates with two tables separately for fiscal year 2009 and 2010.

Division of Corporation Finance
June 17, 2011

Pro Forma Results, page F-20

60.

We note your presentation of the results of operations as if the acquisitions had occurred as of the date these entities were established (i.e., May 2007, September 2008 and December 2009). Please revise your disclosure to present the results of operations for the comparable prior reporting period to the acquisition date as though the acquisition had occurred as of the beginning of the comparable prior annual reporting period. Please refer to the guidance in FASB ASC 805-10-50-2(h)(3).

Response: We have revised our disclosure on page F-20 in accordance with the Staff’s comment.

(Remainder of Page Left Blank Intentionally)

Division of Corporation Finance
June 17, 2011

If you would like to discuss the foregoing response to the Staff’s comment or if you would like to discuss any other matters, please contact the undersigned at (86) 755 83 67 9378 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983.1523.

Sincerely,

FIFTH SEASON INTERNATIONAL, INC.

By:/s/ Shaoping Lu
Name: Shaoping Lu
Title: Chief Executive Officer

cc: Scott Kline, Esq.
      Dawn Bernd-Schulz, Esq.